

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

Via E-mail
Edwin W. Hortman, Jr.
Chief Executive Officer
Ameris Bancorp
310 First St., S.E.
Moultrie, Georgia 31768

      Re: **Ameris Bancorp**
              Amendment No. 2 to Registration Statement on Form S-4
              Filed September 20, 2013
              File No. 333-189886
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              File No. 001-13901

Dear Mr. Hortman:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences for the Merger, page 46

1. Please remove the language "is intended only as a general summary" and replace with language indicating that the opinion sets forth the material federal income tax consequences of the merger.

Ameris Bancorp Form 10-K for the fiscal year ended December 31, 2012

Nonperforming Loans, page 42

2. We note your response to comment 9 of our letter dated September 10, 2013. Please provide additional details regarding why you believed you could realize the recorded interest of collateral dependent loans in a liquidation scenario. Specifically tell us how you could have realized the recorded investment in the loans described in footnote explanation #1 in response 27 in your letter dated August 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at (202) 551-3396 or Mike Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   <u>Via E-mail</u>
Jody Spencer
Rogers & Hardin LLP